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[MBf USA, INC. LETTERHEAD]
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                                                                 Exhibit - 7(a)


                            FOR IMMEDIATE RELEASE
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               MBf USA RECEIVES $6.75 MILLION CAPITAL INFUSION
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         WEMBLEY COMPLETES PURCHASE OF MBf USA CLASS A COMMON STOCK
         AND 2.5 MILLION UNREGISTERED SHARES OF CLASS B COMMON STOCK
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Itasca, Illinois - April 1, 1998 -- MBf USA, Inc. (The Nasdaq SmallCap Stock
Market Symbol MBFA) (the "Company") and its subsidiary, American Health Products Corporation ("AHPC"), today announced MBf International, Ltd. ("MBf International") sold all of its MBf USA's Class A Common Stock to Wembley Rubber Products (M) Sdn. Bhd. ("Wembley"), the largest Malaysian powder-free glove manufacturer and principal supplier of the Company's powder-free latex glove business.

As per the previously announced May 1997 Sale and Purchase agreement, Wembley has purchased 1,252,538 shares of MBf USA's Class A Common Stock from the Company's former majority shareholder, MBf International, at $5.00 per share for a value of $6.27 million. MBf International will retain its 1,682,275 shares of Class B Common Stock of the Company. Simultaneously, Wembley purchased 2,500,000 new unregistered shares of MBf USA's Class B Common Stock at $2.70 per share, which carry demand registration rights. As a result, Wembley now holds 55% of the Company's Common Stock. MBf USA received $6.75 million in proceeds which will be applied toward working capital to expand market share, introduce new products, reduce debt and introduce advanced technologies to the Company's 70% owned latex glove manufacturing factory in Indonesia. The Company has received a fairness opinion from the Griffing Group supporting this transaction.

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MBf USA, Inc. News Release                                               Page 2
April 1, 1998



Edward J. Marteka, President of the Company said, "Wembley's investment in AHPC demonstrates its confidence and commitment to support faster glove sales. The aggressive sales and marketing team at American Health Products Corporation will benefit from Wembley as one of the largest powder-free glove producers in Malaysia. The $6.75 million capital injection enables AHPC to increase further its manufacturing technologies at our Indonesian glove plant and thereby benefit from the growing demand for powder-free gloves."

Richard Wong Chin Mun, President & CEO of Wembley commented, "Wembley's main business is manufacturing and marketing "Gloves For All Reasons" - medical, retail, food, industrial, and specialty. Increased resources channeled to Research and Development, further improvement in glove technology and wide product offering should accelerate AHPC's growth and increase its margins."

This press release contains forward looking statements which involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward looking statements as a result of certain factors, including those set forth in the Company's filings with Securities and Exchange Commission.

MBf USA, Inc. and its subsidiaries market Glovetex brand and OEM medical examination gloves in the United States.


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CONTACT:                             or-  MBf USA's INVESTOR RELATIONS COUNSEL:
MBf USA, Inc.                             The Equity Group Inc.
Edward J. Marteka, President              Marie Driscoll (212) 836-9605
Stephen Tan, Chief Financial Officer      Linda Latman (212) 836-9609
T: (630) 285-9191
F: (630) 285-9289